

September 23, 2010

Mr. Richard G. Hunter
Chief Executive Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

> **Re:** **Food Technology Service, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-19047**

Dear Mr. Hunter:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Cover

1. We note your filing status as a non-accelerated filer. We further note you have
    omitted disclosures among various sections in the documents such as Item 1A.
    Risk Factors, Item 6. Selected Financial Data, disclosure requirements under Item
    302, Item 303 and Item 305 of Regulation S-K etc., and you have provided only
    two years of audited financial statements as if you were a smaller reporting
    company. Please advise us how you determine your filing status and revise, as
    necessary.

Exhibit 31

2. We note you have included the titles of the certifying individuals at the beginning
    of the certifications. In future filings, please remove their titles from the
    certifications.

Form 10-Q for the quarterly period ended June 30, 2010

Item 4. Controls and Procedures

3. We cannot locate the Item 4 within the Form 10-Q. Please amend to provide the
    disclosures as required by Item 307 and Item 308(c) of Regulation S-K.

Note D – Income Taxes and available Tax Loss Carryforwards, page 8

4. Refer to the first paragraph. We note you disclose the benefits of using NOL
    carryforwards of $104,500 and $190,100 for the three and six months ended June
    30, 2010; however, you reported income tax expenses of $104,500 and $190,100,
    respectively, on the face of the income statements for the same periods. To help
    us better understand your accounting and disclosures, please explain how you
    continued to report the tax expenses after utilizing the corresponding NOL
    carryforwards.

5. We note the table on page nine which presents the components of your provision
    for income taxes. To help us better understand your accounting please explain
    how you considered all of the income tax expenses as deferred rather than treating
    a portion of them as current in light of reporting income from operations.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes the information the
Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the
company and its management are in possession of all facts relating to a company's

disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief